中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2002)275(JY)

02055499

15th October, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

02 OCT 21 AM 9:23

Dear Sirs,

SUPPL

BOC Hong Kong (Holdings) Limited
<u>Rule 12g3-2(b) File No.82-34675</u>

We enclose the following documents for your attention :

1. The Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 30th September, 2002.
2. The 2002 Annual Return of the Company filed with the Companies Registry in Hong Kong on 4th October, 2002.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that

dlw 10/28

....../page 2

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

File No. 82-3467

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

02 OCT 01 ... 9:...

Company Number 公司編號

770009

1 Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

2 Business Name 商業名稱

N/A

3 Type of Company 公司的類別

☐ Private 私人   ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

52nd Floor, Bank of China Tower, No.1 Garden Road, Hong Kong

5 Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
28	6	2002

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

Nil

Presentor's Name and Address
提交人的姓名及地址

Mui Mi Ling
52nd Floor, Bank of China Tower,
1 Garden Road,
Hong Kong.

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

04/10/2002	JJ465147
CR No. :	-770009-
Sh. Form :	AR1
29	$2,400.00
TOTAL(CSH)	$2,400.00

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第1/97號的第3期修訂 (修訂編號第1/2000號)

Date of Return 本申報表日期		
28	6	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 770009

7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

Class of Shares 股份類別		Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
		Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值（不包括溢價）
Ordinary	HK$	100,000,000,000.00	52,863,901,330	52,863,901,330.00	52,863,901,330.00
Total 總值		HK$100,000,000,000.00	52,863,901,330	HK$52,863,901,330.00	HK$52,863,901,330.00

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	Since the date of incorporation (12th September, 2001), by Shareholders' Written Resolution passed on 30th September, 2001, 52,863,901,323 shares of HK$1.00 each were allotted between 30th September, 2001 and 1st October, 2001.
Ordinary	Since the date of incorporation, by Shareholders' Written Resolution passed on 17th June, 2002, 5 shares of HK$1.00 each were allotted on the same day.

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

9 Secretary 秘書

Name 姓名

Surname 姓氏	Other names 名字
Yeung 楊	Jason, Chi Wai 志威

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址

Flat 20A, Block 2, The Grand Panorama, 10 Robinson Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E627619(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

10 Directors 董事

1 Name 姓名

Surname 姓氏	Other names 名字
Liu 劉	Mingkang 明康

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址

Building No. 3-602, Lingjing Xiao Qu, West District, Beijing, The People's Republic of China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
D.0050892	The People's Republic of China

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Surname 姓氏	Other names 名字
Sun 孫	Changji 昌基

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址

Building No. 2-602, Lingjing Xiao Qu, West District, Beijing, The People's Republic of China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0235803	The People's Republic of China

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

Surname 姓氏	Other names 名字
LIU 劉	Jinbao 金寶

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址

Flat B, 30th Floor, The Mayfair, 1 May Road, Mid-Levels, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P737547(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期		
28	6	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 770009

10 Directors 董事 (cont'd 續上頁)

4 Name 姓名

Surname 姓氏	Other names 名字
Ping 平	Yue 岳

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Building No. 15-4-301, Guanyingyuan Xiaoqu, West District, Beijing, The People's Republic of China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0188889	The People's Republic of China

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

5 Name 姓名

Surname 姓氏	Other names 名字
Hua 華	Qingshan 慶山

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Building No. 5-401, Lingjing Xiaoqu, West District, Beijing, The People's Republic of China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0177680	The People's Republic of China

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

10 Directors 董事 (cont'd 續上頁)

6 Name 姓名

Li Zaohang 李 早航

Surname 姓氏 Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Building No. 19(C)-301, Enji Huayuan, Haidian District, Beijing, The People's Republic of China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

N/A	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

D.0064872	The People's Republic of China
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

7 Name 姓名

He Guangbei 和 廣北

Surname 姓氏 Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Building No.2.5-601, 33 Taipusijie, West District, 100031, Beijing, The People's Republic of China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

N/A	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

S.0239422	The People's Republic of China
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

10 Directors 董事 (cont'd 續上頁)

8 Name 姓名

Surname 姓氏	Other names 名字
Zhou 周	Zaiqun 載群

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Building No. 11-4, Jingji Dao, West District, Beijing, The People's Republic of China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0217181	The People's Republic of China

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

9 Name 姓名

Surname 姓氏	Other names 名字
Zhang 張	Yanling 燕玲

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Building No.2-601, Taipusi ST33, West District, Beijing, The People's Republic of China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0178084	The People's Republic of China

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Continuation Sheet B (Sheet 1 of 2)
續頁 B 第 1 頁 (共 2 頁)

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
28	6	2002

Company Number 公司編號: 770009

Details of Directors (Section 10 of main form) 董事詳情 (表格第 10 項)

10 Name 姓名: Chia Pei Yuan 賈 培源
Surname 姓氏 / Other names 名字

Alias (if any) 別名 (如有的話): N/A
Previous Names 前用姓名: N/A

Address 地址: 298 Bedford-Banksville Road, Bedford, N.Y. 10506, U.S.A.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: N/A
Company Number 公司編號: N/A

b Overseas Passport 海外護照
Number 號碼: 140960367
Issuing Country 簽發國家: U.S.A.

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

11 Name 姓名: Fung Kwok King Victor 馮 國經
Surname 姓氏 / Other names 名字

Alias (if any) 別名 (如有的話): N/A
Previous Names 前用姓名: N/A

Address 地址: 32A, The Harbourview, 11 Magazine Gap Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: B928347(7)
Company Number 公司編號: N/A

b Overseas Passport 海外護照
Number 號碼: N/A
Issuing Country 簽發國家: N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return 周年申報表

Companies Registry 公 司 註 冊 處

Continuation Sheet B (Sheet 2 of 2) 續頁 B 第 2 頁 (共 2 頁)

Date of Return 本申報表日期		
28	6	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 770009

Details of Directors (Section 10 of main form) 董事詳情(表格第 10 項)

12 Name 姓名

Surname 姓氏	Other names 名字
Shan 單	Weijian 偉建

Alias (if any) 別名(如有的話)	Previous Names 前用姓名
N/A	N/A

Address 地址: West Penthouse, Branksome, 3 Tregunter Path, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P290743(0)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

13 Name 姓名

Surname 姓氏	Other names 名字
Tung 董	Chee Chen 建成

Alias (if any) 別名(如有的話)	Previous Names 前用姓名
N/A	N/A

Address 地址: 22B, Block 1, Grand Garden, 61 South Bay Road, South Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A951930(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

11 Registers 登記冊 — Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
N/A	

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
Nil						

As the Company was incorporated on 12th September, 2001 as a private company and remained as such until 25th July, 2002 when its shares were listed on the Stock Exchange of Hong Kong Limited, no annual accounts have been prepared for the year ended 31st December, 2001.

13 Certificate 證明書

(a) I certify that the information given in this Return (including 2 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

~~* (b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名：

(Name 姓名)：(Jason C. W. Yeung) Date 日期： 4th October, 2002

~~Director 董事 /~~ Secretary 秘書

Form 表格 **AR1**

Annual Return
周年申報表

Schedule 1 (Page 1 of 1)
附表一 第 1 頁 (共 1 頁)

Companies Registry
公司註冊處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
28	6	2002

Company Number 公司編號: 770009

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份: Current Holding (Note 1) 現時持有量 (註 1)	Shares 股份: Transferred 轉讓 (Note 2 註 2) Number 數目	Transferred 轉讓 Date 日期	Remarks 備註
Bank of China (Corporation)	1 Fuxingmen Nei Dajie, Beijing 100818, The People's Republic of China	NIL	1	27/9/2001	To: BOC Hong Kong (BVI) Limited
LIU Mingkang	Building No. 3-602, Lingjing Xiao Qu, West District, Beijing, The People's Republic of China	5	4	25/6/2002	From: BOC Hong Kong (BVI) Limited
BOC Hong Kong (BVI) Limited (Corporation)	Romasco Place Wickhams Cay 1 P.O.Box 3140 Road Town Tortola British Virgin Islands	45,966,026,015	1 4	27/9/2001 25/6/2002	From: Bank of China 45,966,026,016 shares allotted between 30/9/2001 and 1/10/2001 2 shares allotted on 17/6/2002 To: LIU Mingkang
Hua Chiao Commercial Limited (Corporation)	92 Des Voeux Road Central Hong Kong	6,897,875,310			6,897,875,307 shares allotted between 30/9/2001 and 1/10/2001 3 shares allotted on 17/6/2002
	Total 總數	52,863,901,330			

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

List of Subsidiaries of BOC Hong Kong (Holdings) Limited as at 31st December, 2001

Name of Subsidiary 附屬公司名稱	Place of incorporation 註冊地點	Class of shares 股份類別	Particulars of issued share capital 已發行股本面值	Percentage of equity interest held 本公司所佔股本權益百分比
Bank of China (Hong Kong) Limited 中國銀行(香港)有限公司	Hong Kong	Ordinary	HK$43,042,840,858.00	100%
Nanyang Commercial Bank Limited 南洋商業銀行	Hong Kong	Ordinary	HK$600,000,000.00	#100%
Chiyu Banking Corporation Limited 集友銀行有限公司	Hong Kong	Ordinary	HK$300,000,000.00	#70.49%
Bank of China (Hong Kong) Trustees Limited 中國銀行(香港)信託有限公司	Hong Kong	Ordinary	HK$3,000,000.00	#100%
BOC Group Trustee Company Limited 中銀集團信託人有限公司	Hong Kong	Ordinary	HK$200,000,000.00	#66%
Rams City Trustee Limited	Hong Kong	Ordinary	HK$14,300,000.00	#100%
Sin Hua Trustee Limited 新華信託有限公司	Hong Kong	Ordinary	HK$3,000,000.00	#100%
The China-South Sea Trustee Limited 中南信託有限公司	Hong Kong	Ordinary	HK$3,000,000.00	#100%
The China State Trustee Limited 國華信託有限公司	Hong Kong	Ordinary	HK$3,000,000.00	#100%
Bank of China (Hong Kong) Nominees Limited 中國銀行(香港)代理人有限公司	Hong Kong	Ordinary	HK$2.00	#100%
Che Hsing (Nominees) Limited 浙興(代理人)有限公司	Hong Kong	Ordinary	HK$10,000.00	#100%

Hua Chiao Commercial (Nominees) Limited 僑商(代理人)有限公司	Hong Kong	Ordinary	HK$10,000.00	#100%
Kincheng (Nominees) Limited 金城(代理人)有限公司	Hong Kong	Ordinary	HK$100,000.00	#100%
Po Sang (Nominees) Limited 寶生(代理人)有限公司	Hong Kong	Ordinary	HK$10,000.00	#100%
Rams City (Nominees) Limited 羊城(代理人)有限公司	Hong Kong	Ordinary	HK$2,000,000.00	#100%
Sin Mei (Nominee) Limited 新美(代理人)有限公司	Hong Kong	Ordinary	HK$100,000.00	#100%
The China-South Sea (Nominees) Services Limited 中南(代理人)服務有限公司	Hong Kong	Ordinary	HK$100,000.00	#100%
The China State (Nominees) Limited 國華商業(代理人)有限公司	Hong Kong	Ordinary	HK$100,000.00	#100%
Yien Yieh (Nominee) Limited 鹽業(代理人)有限公司	Hong Kong	Ordinary	HK$2,000.00	#100%
Kincheng Finance (H.K.) Limited 京城財務（香港）有限公司	Hong Kong	Ordinary	HK$225,000,000.00	#100%
The Yien Yieh Finance Company Limited 鹽業財務有限公司	Hong Kong	Ordinary	HK$25,000,000.00	#100%
Arene Trading Limited 安聯貿易有限公司	Hong Kong	Ordinary	HK$500,000.00	#100%
Attempt Fit Enterprises Limited 佳業企業有限公司	Hong Kong	Ordinary	HK$10,000.00	#100%

Hua Chiao Commercial (Nominees) Limited 僑商(代理人)有限公司	Hong Kong	Ordinary	HK$10,000.00	#100%
Kincheng (Nominees) Limited 金城(代理人)有限公司	Hong Kong	Ordinary	HK$100,000.00	#100%
Po Sang (Nominees) Limited 寶生(代理人)有限公司	Hong Kong	Ordinary	HK$10,000.00	#100%
Rams City (Nominees) Limited 羊城(代理人)有限公司	Hong Kong	Ordinary	HK$2,000,000.00	#100%
Sin Mei (Nominee) Limited 新美(代理人)有限公司	Hong Kong	Ordinary	HK$100,000.00	#100%
The China-South Sea (Nominees) Services Limited 中南(代理人)服務有限公司	Hong Kong	Ordinary	HK$100,000.00	#100%
The China State (Nominees) Limited 國華商業(代理人)有限公司	Hong Kong	Ordinary	HK$100,000.00	#100%
Yien Yieh (Nominee) Limited 鹽業(代理人)有限公司	Hong Kong	Ordinary	HK$2,000.00	#100%
Kincheng Finance (H.K.) Limited 京城財務（香港）有限公司	Hong Kong	Ordinary	HK$225,000,000.00	#100%
The Yien Yieh Finance Company Limited 鹽業財務有限公司	Hong Kong	Ordinary	HK$25,000,000.00	#100%
Arene Trading Limited 安聯貿易有限公司	Hong Kong	Ordinary	HK$500,000.00	#100%
Attempt Fit Enterprises Limited 佳業企業有限公司	Hong Kong	Ordinary	HK$10,000.00	#100%

BOC Credit Card (International) Limited 中銀信用卡(國際)有限公司	Hong Kong	Ordinary	HK$100,000,000.00	#100%
BOC Travel Services Limited 中銀旅遊有限公司	Hong Kong	Ordinary	HK$2,000,000.00	#100%
Champion Leader International Limited 冠立國際有限公司	Hong Kong	Ordinary	HK$2.00	#100%
Chung Chiat Company Limited 中捷有限公司	Hong Kong	Ordinary	HK$200.00	#100%
Dwell Bay Limited	Hong Kong	Ordinary	HK$100,000.00	#100%
Eversound Investments Limited 恒大投資有限公司	Hong Kong	Ordinary	HK$1,000,000.00	#88%
Excellent Way Properties Limited 顯威置業有限公司	Hong Kong	Ordinary	HK$10,000.00	#100%
Fortune Holds Development Limited 財置發展有限公司	Hong Kong	Ordinary	HK$10,000.00	#100%
Kincheng Investments & Developments (H.K.) Limited 金城投資發展（香港）有限公司	Hong Kong	Ordinary	HK$6,000.00	#100%
Kiu Nam Investment Corporation Limited 僑南置業有限公司	Hong Kong	Ordinary	HK$2,000,000.00	#100%
Mellow Trading Limtied	Hong Kong	Ordinary	HK$2.00	#100%
Own More Investments Limited 安茂投資有限公司	Hong Kong	Ordinary	HK$2.00	#100%
Po Hay Enterprises Limited 寶喜企業有限公司	Hong Kong	Ordinary	HK$100,000.00	#100%

Po Sang Financial Investment Services Company Limited 寶生金融投資服務有限公司	Hong Kong	Ordinary	HK$25,000,000.00	#100%
Po Sang Futures Limited 寶生期貨有限公司	Hong Kong	Ordinary	HK$25,000,000.00	#100%
Prosper Glory Limited 榮灝有限公司	Hong Kong	Ordinary	HK$2,000.00	#100%
Sanicon Investment Limited 興光投資有限公司	Hong Kong	Ordinary	HK$2.00	#100%
Shenstone Limited 興通有限公司	Hong Kong	Ordinary	HK$2.00	#100%
Sino Information Services Company Limited 中訊資訊服務有限公司	Hong Kong	Ordinary	HK$7,000,000.00	#100%
Sin Yeh Shing Company Limited 新月城有限公司	Hong Kong	Ordinary	HK$100,000.00	#100%
Track Link Investment Limited 倬伶投資有限公司	Hong Kong	Ordinary	HK$2.00	#100%
BOCI-Prudential Trustee Limited 中銀國際英國保誠信託有限公司	Hong Kong	Ordinary	HK$300,000,000.00	#64%
Chiao Yue Finance Company Limited 僑裕財務有限公司	Hong Kong	Ordinary	HK$25,000,000.00	#100%
Five Rams Finance Company Limited 羊城財務有限公司	Hong Kong	Ordinary	HK$25,000,000.00	#100%
Hegent Company Limited 曉駿有限公司	Hong Kong	Ordinary	HK$2.00	#100%
Nanyang Commercial Bank (Nominees) Limited 南洋商業銀行(代理人)有限公司	Hong Kong	Ordinary	HK$50,000.00	#100%

Nanyang Commercial Bank Trustee Limited 南洋商業銀行信託有限公司	Hong Kong	Ordinary	HK$3,000,000.00	#100%
Nanyang Finance Company, Limited 南洋財務有限公司	Hong Kong	Ordinary	HK$50,000,000.00	#100%
Nan Song Company, Limited 南商有限公司	Hong Kong	Ordinary	HK$1,000,000.00	#100%
Kwong Li Nam Investment Agency Limited 廣利南投資管理有限公司	Hong Kong	Ordinary	HK$3,050,000.00	#100%
Patson (HK) Limited 百信有限公司	Hong Kong	Ordinary	HK$1,000,000.00	#100%
Chiyu Banking Corporation (Nominees) Limited 集友銀行(代理人)有限公司	Hong Kong	Ordinary	HK$100,000.00	#100%
Seng Sun Development Company Limited 誠信置業有限公司	Hong Kong	Ordinary	HK$2,800,000.00	#100%
Grace Charter Limited 欣澤有限公司	Hong Kong	Ordinary	HK$2.00	#100%
Glister Company Limited 亮澤有限公司	Hong Kong	Ordinary	HK$2.00	#100%
Glory Cardinal Limited 朗權有限公司	Hong Kong	Ordinary	HK$2.00	#100%

Note : # Held indirectly through wholly/non-wholly owned subsidiary/ subsidiaries

List of Associated Companies of BOC Hong Kong (Holdings) Limited as at 31st December, 2001

Name of Associated Company 聯營公司名稱	Place of incorporation 註冊地點	Class of shares 股份類別	Particulars of issued share capital 已發行股本面值	Percentage of equity interest held 本公司所佔股本權益百分比
Kincheng-Tokyo Finance Company Limted 金東財務有限公司	Hong Kong	Ordinary	HK$100,000,000.00	#50%
CJM Insurance Brokers Limited 中華保險顧問有限公司	Hong Kong	Ordinary	HK$6,000,000.00	#33%
CCIC Finance Limited 中芝興業財務有限公司	Hong Kong	Ordinary	HK$10,000,000.00	#30%
Trilease International Limited 鼎協租賃國際有限公司	Hong Kong	Ordinary	HK$30,000,000.00	#40%
Charleston Investments Comoany Limited 朝暉置業有限公司	Hong Kong	Ordinary	HK$1,000,000.00	#40%
Wealthy Full Enterprises Limited 利滿企業有限公司	Hong Kong	Ordinary	HK$10,000.00	#35%

Note : # Held indirectly through wholly/non-wholly owned subsidiary/subsidiaries

Monthly Return On Movement of Listed Equity Securities

(For the month ended : 30th September 2002)

To: E-Business & Information Services of Hong Kong Exchanges and Clearing Ltd.
Fax No: 2521 7072

From: BOC Hong Kong (Holdings) Limited
(Name of Company)

Jason C. W. Yeung
(Name of Responsible Official)

Tel No: 2846 2700

Date: 2nd October 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: √ 2. Preference shares:

3. Other classes of shares: please specify: ______

4. Warrants: please specify: ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ Other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	20,000,000,000	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date): (______)	Nil	N/A	Nil
Balance at close of the month	20,000,000,000	5.00	100,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	10,572,780,266	Nil	Nil
Increase/(Decrease) during the month:	Nil	Nil	Nil
Balance at close of the month:	10,572,780,266	Nil	Nil

(D) Details of Movement

*Please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Ordinary shares Exercise Price: HK$ 2. Ordinary shares Exercise price: HK$ 3. Ordinary shares Exercise Price: HK$ 4. Ordinary shares Exercise price: HK$	Nil				Nil	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ *Subscription price:* HK$__________ 2. ____________ *Subscription price:* HK$__________	Nil				Nil	
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____________ Convertible price: HK$ __________	Nil				Nil	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:			Nil	
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (Please specify)	Price:	Issue and allotment Date:				
Total No. of ordinary shares/preference shares/other classes of shares Increased/(decreased) during the month:						- ======

Remarks: ____________________________

____

Authorised Signatory:

Name : Jason C. W. Yeung

Title : Company Secretary

Notes:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.